Exhibit 21

W.W. GRAINGER, INC.

Subsidiaries as of December 31, 2007

Acklands - Grainger Inc. (Canada)

Dayton Electric Manufacturing Co. (Illinois)

Grainger Caribe, Inc. (Illinois)

Grainger International, Inc. (Illinois)

-	Grainger Global Holdings, Inc. (Delaware)

-	Grainger China LLC (China)

-	Grainger Global Trading (Shanghai) Company Limited (China)

-	Grainger India Private Limited (India)

-	Grainger Panama S.A. (Panama)

-	Grainger Services International Inc. (Illinois)

-	MRO Korea Co., Ltd. (Korea) (49% owned)

-	ProQuest Brands, Inc. (Illinois)

-	MonotaRO Co., Ltd. (Japan) (38.8% owned)

-	WWG de Mexico, S.A. de C.V. (Mexico)

-	Grainger, S.A. de C.V. (Mexico)

-	WWG Servicios, S.A. de C.V. (Mexico)

Lab Safety Supply, Inc. (Wisconsin)